InterOil Corporation
Annual Information Form
For the Year Ended December 31, 2005
March 31, 2006

Corporate Structure	2
General Development of Our Business	3
Description of Our Business	5
Overview	5
Exploration and Production	5
Refining and Marketing	9
Wholesale and Retail Distribution	14
Environmental Regulations	16
Social and Environmental Policy	16
Risk Factors	18
Dividends	26
Description of Our Capital Structure	26
Market for Our Securities	27
Directors and Officers	28
Board Committees	31
Interests of Management and Others in Material Transaction	31
Legal Proceedings	32
Material Contracts	32
Transfer Agent and Registrar	35
Forward-looking Statements	35
Additional Information	37
     In this Annual Information Form, references to “we”, “us”, “our” and “InterOil” refer to InterOil Corporation and its subsidiaries, unless the context requires otherwise. All dollar amounts are stated in United States dollars unless otherwise stated.

Our registered office in Canada is located at:	Our corporate office in Australia is located at:

Brunswick House	Suite 2, Level 2
10th Floor, 44 Chipman Hill	Orchid Plaza, 79-88 Abbott Street
Saint John, NB E2L 4S6	Cairns, QLD 4870
InterOil Corporation

Annual Information Form
March 31, 2006

Corporate Structure
InterOil Corporation was formed under the Business Corporations Act (New Brunswick). We are developing a fully-integrated oil and gas company in Papua New Guinea (PNG). We have three business segments: Exploration and Production, Refining and Marketing, and Wholesale and Retail Distribution. We operate these business segments through various subsidiaries. All of our subsidiaries have integrated, shared management. Our material subsidiaries are described below. Unless otherwise noted, all of our subsidiaries are directly or indirectly 100% owned by InterOil Corporation.
Exploration and Production
S.P.I. Exploration and Production Corp. was incorporated in the Commonwealth of the Bahamas in 1998. S.P.I. Exploration and Production Corp. is a holding company that owns our operating subsidiaries which hold exploration licenses and conduct exploration activities in Papua New Guinea. InterOil Corporation owns 9,999 (99.99%) of the outstanding ordinary shares of S.P.I. Exploration and Production Corp. and P.I.E. Group LLC, a Delaware limited liability company incorporated in 1996 that is controlled by Phil Mulacek, our Chief Executive Officer, owns 1 (0.01%) ordinary share of S.P.I. Exploration and Production Corp. Entities controlled by Gaylen Byker, one of our directors, also have an ownership interest in P.I.E. Group LLC.
Refining and Marketing
S.P. InterOil, LDC was incorporated in the Commonwealth of the Bahamas in 1996. S.P. InterOil, LDC is a holding company that owns our operating subsidiaries which own our refinery located in Port Moresby, Papua New Guinea. The General Manager of S.P. InterOil, LDC is Petroleum Independent and Exploration Corporation, a Texas corporation incorporated in 1981. Phil Mulacek, our Chief Executive Officer, is the President of, and has an ownership interest in, Petroleum Independent and Exploration Corporation. InterOil Corporation owns 20,152,870 (99.98%) and Petroleum Independent and Exploration Corporation owns 5,000 (0.02%) of the outstanding ordinary shares of S.P. InterOil, LDC. We have entered into an agreement with Petroleum Independent and Exploration Corporation to exchange, on a one-for-one basis, the 5,000 shares of S.P. InterOil, LDC that it holds for an equal number of shares of InterOil Corporation. Petroleum Independent and Exploration Corporation’s ownership of these shares provided the U.S. content necessary for us to obtain $85 million in project financing from the Overseas Private Investment Corporation, an agency of the US Government. The proceeds of this financing were used to construct our refinery in Papua New Guinea.
EP InterOil, Ltd. was incorporated in the Cayman Islands in 1996. EP InterOil, Ltd. was used to finance the development of our refinery and is currently used for additional financing purposes. EP InterOil, Ltd. owns InterOil Limited, the operating subsidiary that owns our refinery. S.P. InterOil, LDC owns 100% of the voting ordinary shares and, as of March 31, 2006, owned 75.7 million (98.7%) of the non-voting ordinary shares of EP InterOil, Ltd. Enron Papua New Guinea Limited, a wholly-owned subsidiary of Enron, owns 897,542 (1.2%) of the non-voting ordinary shares of EP InterOil, Ltd. Enron Papua New Guinea Limited has decided that the refinery is not consistent with its corporate objectives and it has abandoned any further financing of the refinery. Enron Papua New Guinea Limited’s interest is anticipated to be diluted on an ongoing basis as we contribute more equity to EP InterOil, Ltd.
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InterOil Limited was incorporated in Papua New Guinea in 1994. InterOil Limited owns and operates our refinery in Port Moresby, Papua New Guinea.
Wholesale and Retail Distribution
S.P.I. Distribution Limited was incorporated in the Commonwealth of the Bahamas in 2001. S.P.I. Distribution Limited is a holding company that owns our operating subsidiaries which own our wholesale and retail distribution operations, including InterOil Products Limited. InterOil Corporation owns 9,999 (99.99%) of the outstanding ordinary shares of S.P.I. Distribution and P.I.E. Group LLC, a Delaware limited liability company controlled by our Chief Executive Officer, owns 1 (0.01%) ordinary share of S.P.I. Distribution Limited.
InterOil Products Limited was incorporated in Papua New Guinea in 1969. We acquired InterOil Products Limited, which owns and operates our petroleum products distribution, wholesale and retail business in Papua New Guinea, in 2004.
General Development of Our Business
In January 2005, we announced the practical completion of our refinery in Papua New Guinea. Our refinery is rated to process up to 32,500 barrels of oil per day. The project agreement that we executed with the government of Papua New Guinea in May 1997 will provide us with tax benefits until December 31, 2010 and with other market privileges for a period of 30 years from the date of practical completion. We have executed an agreement with BP Singapore Pte Limited to act as the crude supplier for our refinery. Our agreement with BP Singapore does not expire until June 2009.
On April 28, 2004, we acquired BP Papua New Guinea Limited, a distributor of refined petroleum products in Papua New Guinea, for $13.2 million. The assets held by BP Papua New Guinea Limited included existing inventories, three larger depots and seven terminals, and contracts to supply refined petroleum products to more than 30 independently-operated retail stations. Following the acquisition, we changed the name of this entity to InterOil Products Limited. InterOil Products Limited owns and operates our wholesale and retail distribution business in Papua New Guinea.
In January of 2006, we entered into an agreement with Shell Overseas Holdings Limited to purchase all of Shell’s retail and distribution assets in Papua New Guinea. The closing of this transaction is subject to the approval of several governmental authorities in Papua New Guinea. The purchase price of these assets is $10 million plus the value inventory. If Papua New Guinea governmental approval is obtained, we anticipate closing the transaction during the second quarter of 2006. The Shell portfolio is a distribution network of 16 retail service stations, eight terminals and depots, 14 aviation refueling facilities, and one marine refueling facility.
We currently have three exploration licenses in Papua New Guinea covering approximately eight million acres that are the focus of our exploration activities. We have funded our exploration efforts through indirect participation interest agreements. Pursuant to these agreements, investors are not required to spend any additional amounts to drill the exploration wells drilled in connection with the agreements. Investors currently have the right to approximately a 36% working interest in any exploration wells drilled and any resulting fields by paying their share of all testing and development costs, including the costs of all development wells drilled. During 2005, we drilled two unsuccessful exploration wells under these agreements.
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Our common shares commenced trading on the Toronto Stock Exchange in July 2004 and on the American Stock Exchange in September 2004. We have engaged in the following financing transactions since January 1, 2003:
•	In August 2005, we entered into a $150 million secured revolving crude import facility with BNP Paribas, Singapore Branch. As of December 31, 2005, the credit limit under this facility, which is subject to change at the discretion of BNP Paribas, was $150 million. The facility provides for the issuance of up to $120 million in letters of credit with a maximum term of 30 days and short terms loans relating to previously issued letters of credit with a maximum term of 60 days. The short term loans bear interest at LIBOR plus 2.5%. In addition, the facility provides for up to $40 million in borrowings that are secured by our receivables or cash deposits. All borrowings under this facility are secured by our crude and refined product inventories, receivables and specified cash deposits. As of December 31, 2005, $44.0 million remained available for future borrowings under this facility.

•	In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in Papua New Guinea. Between June 15, 2006 and the later of 90 days after the drilling of the eighth exploration well and December 15, 2006, each investor may elect to convert its interest under the agreement into our common shares. An investor’s interest, or any portion thereof, may be converted into a number of common shares equal to the amount paid by the investor for its interest divided by $37.50. If all of the investors converted their entire indirect participation interest into common shares, we would be obligated to issue 3,333,334 common shares.

•	In January 2005, we entered into a $20 million 5% term loan facility. In July 2005, we increased the availability under this loan facility to $25 million. Borrowings under this facility are due 15 months after disbursement. The initial $20 million in borrowings will become due in April and May of 2006. As of December 31, 2005, $3.5 million remained available for future borrowings under this facility.

•	In the third quarter of 2004, we issued $45.0 million in 8.875% senior convertible debentures due 2009 that were subsequently converted into 2.4 million of our common shares. We also issued warrants to acquire 359,415 common shares at a price of $21.91. The warrants have a five year term. As of December 31, 2005, warrants to purchase 340,247 common shares remained outstanding.

•	During 2004, we raised $12.2 million from PNG Drilling Ventures Limited for our second indirect interest participation agreement program. As of December 31, 2005, PNG Drilling Ventures Limited had converted $2.5 million of their investment into 141,545 of our common shares. If our exploration program does not discover at least five million barrels of oil and gas, the $9.7 million balance of the investment is convertible into 237,356 of our common shares plus $5.5 million payable, at our discretion, in cash or our common shares based on the average price of our shares in the month preceding such payment.

•	During 2003, we raised approximately $61 million in net proceeds through the issuance of an aggregate of 3.8 million common shares in three private placements.

•	During 2003, we raised $7.6 million from PNG Energy Investors pursuant to an indirect participation interest agreement. In May 2004, PNG Energy Investors converted its investment into 683,140 of our common shares.
InterOil Corporation

Description of Our Business
Overview
Our goal continues to be the development of a vertically-integrated energy company whose focus is on operations in Papua New Guinea and the surrounding region. Our strategy is to continue conducting oil and gas exploration operations in Papua New Guinea, operating our refinery and marketing the refined products it produces, and operating our wholesale and retail distribution business for refined petroleum products in Papua New Guinea. Our operations are organized into three major business segments:
•	Exploration and Production. Our upstream business segment explores for oil and natural gas in Papua New Guinea.

•	Refining and Marketing. Our midstream business segment operates our refinery in Papua New Guinea and markets the refined products it produces both domestically in Papua New Guinea and for export.

•	Wholesales and Retail Distribution. Our downstream business segment is engaged in the wholesale and retail distribution of refined products in Papua New Guinea.
As of March 27, 2006, we had 295 full-time and 32 part-time employees. In addition, we directly paid 78 employees in our refining and marketing business segment that are provided by Petrofac Nuigini Limited pursuant to the agreement described under “Description of Our Business—Refining and Marketing—Facilities and Major Subcontractors.”
Exploration and Production
The statement of reserves data and other oil and gas information provided below was prepared as of the date of this Annual Information Form and is provided as of December 31, 2005, unless a later date is specified. The following information was prepared in accordance with Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure, is attached to this Annual Information Form as Schedule A. We have no reserves as defined in Canadian National Instrument 51-101 and, accordingly, do not have any oil or gas production or related future net revenue. All information contained herein regarding resources are references to “undiscovered resources” as defined in Canadian National Instrument 51-101.
We currently have four exploration licenses and two retention licenses in Papua New Guinea covering approximately eight million acres. Petroleum Prospecting Licenses 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby. We own a 100% working interest in, and our current exploration efforts are focused on, these three licenses. In addition, we own a 15% working interest in Petroleum Prospecting License 244, located offshore in the Gulf of Papua. As of December 31, 2005, we also owned a 20% working interest in Petroleum Retention Licenses 4 and 5.
2005 Exploration Activities
We are currently engaged in an eight well exploration program covering Petroleum Prospecting Licenses 236, 237 and 238 that was commenced in April 2005. During 2005, we drilled two wells under this program and anticipate drilling an additional six wells by the end of 2007. In April 2005, we commenced drilling of the Black Bass–1 well on Petroleum Prospecting License 236. This well was plugged and abandoned in July 2005. In September 2005, we drilled the Triceratops–1
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exploration well on Petroleum Prospecting License 237. We plugged and abandoned the Triceratops–1 well in December 2005.
In 2005, our seismic acquisition program surveyed a total of 100 miles using 2D seismic at a cost of $9.6 million. Our 2005 seismic program consisted of eight lines and recorded 17 miles in Petroleum Prospecting License 237 and 83 miles in Petroleum Prospecting License 238. The 2005 seismic program complemented the 36 miles of seismic that we recorded during the previous two years. As of December 31, 2005, we had approximately 1,000 miles of 2D seismic data covering Petroleum Prospecting Licenses 236, 237 and 238, including the 136 miles we have recorded since acquiring these licenses.
In addition to our seismic acquisition program, during 2005 we conducted airborne gravity and magnetic surveys over Petroleum Prospecting Licenses 237 and 238 covering more than 3,800 line miles. Airborne gravity and magnetic methods have enabled us to better identify the quality of leads derived from surface geology and to optimize the location of our 2D seismic programs. In the first quarter of 2006, we anticipate completing our second airborne survey that will cover an additional 6,300 linear miles over Petroleum Prospecting Licenses 237 and 238.
In October 2005, we acquired a drilling rig that we plan to use for all of our future wells. The rig cost $7.6 million and is capable of drilling to depths of up to 13,500 feet. We also completed the construction of our exploration and production warehouse and office complex located at our refinery site in Port Moresby at a cost of $1.3 million.
Oil and Gas Wells
We did not have an interest in any oil wells or producing gas wells as of December 31, 2005. The following table sets out the number and status of non-producing gas wells in which we have a working interest as of December 31, 2005.
Working Interest in Non-Producing Gas Wells

Location	Gross	Net
Papua New Guinea	4	1.6
Properties with No Attributed Reserves
The following table sets out our undeveloped land holdings as of December 31, 2005.
Undeveloped Acres

Location	Gross	Net
Papua New Guinea	8,981,232	8,187,787
Total	8,981,232	8,187,787
Our abandonment and reclamation costs for all of our current licenses are estimated to be $80,000. These costs consist of the costs to rehabilitate two drilling locations that still need additional surface rehabilitation and are based on the costs we have incurred rehabilitating similar properties.
InterOil Corporation

Costs Incurred
The following table summarizes the capital expenditure related to our exploration activities for the year ended December 31, 2005.
Capital Expenditures

Expenditure	Amount (In Millions)
Property Acquisition Costs	—
Proved Properties	—
Undeveloped Properties	—
Exploration Costs	$44.4
Development Costs	—
Total	$44.4
Tax Horizon
Since we have not generated any income from our exploration activities, we have not paid any income taxes with respect to such activities. We do not know when or if we will incur income taxes related to our oil and gas exploration and development activities.
Exploration and Development Activities
The following table sets out the results of our exploration activities during 2005. We did not have any development wells in 2005.
Undeveloped Wells

Type	Gross	Net
Oil	—	—
Gas	—	—
Service	—	—
Dry	2	2
Total	2	2
Petroleum License Details
Traditionally, exploration for oil and gas in Papua New Guinea has focused on the western part of the country. The majority of our exploration acreage in located in the Eastern Papuan Basin in Papua New Guinea. Each of our six licenses in Papua New Guinea is described below.
Each petroleum prospecting license in Papua New Guinea requires a bond backed by a bank guarantee of K100,000 (US$31,500), an annual license fee and annual work and expenditure commitments as set by the Minister for Petroleum and Energy under the license conditions. Petroleum prospecting licenses are granted for an initial term of six years. The aggregate annual license fee for Petroleum Prospecting Licenses 236, 237 and 238 for 2006 was K190,500 (US$60,000). We are required to submit to the government of Papua New Guinea for approval a work program that includes our drilling plans and minimum expenditures every two years. Under our existing work commitments, we are required to drill an additional well on Petroleum Prospecting License 237 before the end of March 2007. Our minimum biannual expenditure requirements for all of our petroleum prospecting license areas have been met through March
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2007. Petroleum prospecting licenses may be renewed for an additional six years. However, 50% of the license area must be surrendered in order to obtain the renewal.
Petroleum retention licenses may be granted to licensees of petroleum prospecting licenses in which gas fields or parts of gas fields have been discovered to permit time for the licensee to develop commercialization alternatives for the gas discoveries. Petroleum Retention Licenses 4 and 5 were carved out of Petroleum Prospecting License 157 as a result of the Stanley, Elevala and Ketu gas discoveries by the licensees from whom we purchased these retention licenses. The initial period of a petroleum retention license is for five years and an extension of five years may be granted. In connection with an application for, or a renewal of, a petroleum retention license, we are required to submit a one year work program and a work program for the remaining four years that is contingent on the results of the first year’s operations.
Petroleum Prospecting License 236
We have a 100% working interest in Petroleum Prospecting License 236, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 28, 2003. We drilled an exploration well in this area in 2005 that satisfied the well obligation for this license through March 2007. This license covers an area that includes our refinery and it does have limited road access. We believe that the proximity of this license area to Port Moresby would reduce the costs of developing any future oil or gas discoveries.
Petroleum Prospecting License 237
We have a 100% working interest in Petroleum Prospecting License 237, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 28, 2003. This license contains the gas discovery well Bwata – 1. We drilled an exploration well in this area in 2005. We are required to drill an additional well on this license before March 28, 2007. The relatively flat nature of the terrain covered by this license means that low altitude airborne geophysical exploration methods may be utilized.
Petroleum Prospecting License 238
We have a 100% working interest in Petroleum Prospecting License 238, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 7, 2003. We drilled our first three exploration wells in this area. Our Elk-1 well, which we commenced drilling in February 2006, will satisfy the well obligation for this license through March 2007.
Petroleum Prospecting License 244
We have a 15% working interest in Petroleum Prospecting License 244. Talisman Oil Ltd. is the operator of this license. This license was granted to us on February 25, 2005. This license is located offshore Papua New Guinea in the Gulf of Papua.
Petroleum Retention License 4
We had a 20% working interest in Petroleum Retention License 4 at December 31, 2005. This license was granted to us on September 1, 2000. An application for a five year extension of the term of this license was submitted on August 26, 2005, but we have not yet received an approval of this extension request. This license is located in western Papua New Guinea. This license
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contains the Stanley gas discovery well. During 2005, Santos Nuigini Exploration Ltd., the prior operator of this license, withdrew from this license and was replaced by Trans-Orient Petroleum (PNG) Limited. We did not execute any preemptive rights in connection with the transfer by Santos. Also during 2005, Greenslopes Limited and Carnavon Petroleum Limited announced their intent to sell their interests in Petroleum Retention Licenses 4 and 5. We have exercised our preemptive rights in connection with these transfers. If our application for extension is approved, upon completion of the transfers of interests as a result of our exercise of preemptive rights, we estimate that our working interest in Petroleum Retention License 4 will be between 43% and 48%, depending on the elections of other working interest holders.
Petroleum Retention License 5
We had a 20% working interest in Petroleum Retention License 5 at December 31, 2005. Santos Nuigini Exploration Pty Limited is the operator of this well. This license was granted to us on February 15, 2000. This license was renewed for an additional five year term on February 15, 2005. This license is located in western Papua New Guinea. This license contains the Elevala and Ketu gas discovery wells. As a result of our exercise of preemptive rights discussed above, we estimate that our working interest in Petroleum Retention License 5 will be increased to approximately 29%.
Indirect Participation Agreement
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in Papua New Guinea on Petroleum Prospecting Licenses 236, 237 or 238. When we choose to test or complete any of these wells, the investors have the right to a 25% working interest by paying their share of a budgeted testing amount. If the tested or completed well is a commercial success, the investors, by continuing to pay their 25% share of all future development costs, such as seismic, development drilling, production facilities and pipelines, retain their right to earn a 25% working interest in the resulting field and production. In addition, between June 15, 2006 and the later of 90 days after the drilling of the eighth exploration well and December 15, 2006, each investor may elect to convert its interest under the agreement into our common shares. An investor’s interest, or any portion thereof, may be converted into a number of common shares equal to the amount paid by the investor for its interest divided by $37.50. If all of the investors converted their entire indirect participation interest into common shares, we would be obligated to issue 3,333,334 common shares.
Refining and Marketing
Our refinery is currently our primary asset. On January 31, 2005, our refinery achieved practical completion. Practical completion means construction of the refinery has been completed and that the refinery has satisfactorily completed the reliability and performance tests which were conducted as part of the acceptance and handover process from the construction contractor. The refinery is centrally located across the harbor from Port Moresby, the capital city of Papua New Guinea, and is 15 miles (24 kilometers) by road and 2.5 miles (4 kilometers) by water from Port Moresby. Our refinery is rated to process up to 32,500 barrels of oil per day using Kutubu crude as the feedstock. Depending on the type of oil used as a feedstock, the actual number of barrels of oil that can be processed may be above or below this amount. Currently, due to market conditions, we are not operating our refinery at its maximum rate.
We operate in accordance with the World Bank’s recommended environmental standards. Our refining and marketing business segment places a considerable amount of focus on its health, safety and environment initiatives.
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The design configuration of our refinery takes advantage of regionally available light sweet crudes, which are low in sulfur content. Designing the refinery for sweet crude feedstocks reduced the construction costs we were required to incur in order to meet the World Bank’s environmental standards. Using a light sweet crude our crude distillation unit produces the following refined products:
•	propane;

•	butane;

•	light, medium and heavy naphtha;

•	jet fuel (kerosene);

•	diesel; and

•	low sulfur waxy residue.
Our reforming unit, which converts heavy naphtha into reformate, is capable of processing up to 3,500 barrels of naphtha per day. The reformate is then blended with butane and light naphtha to produce gasoline. Jet fuel and diesel, commonly referred to as middle distillates, and gasoline are currently the highest margin products that our refinery produces.
The mix of refined products produced by a refinery is referred to as its production slate. Our basic objective is to maximize the amount of higher margin middle distillates and gasoline produced per barrel of crude feedstock used at the expense of the relatively lower margin products, consisting of naphtha and low sulfur waxy residue. The crude feedstocks that we are currently using do not produce a significant quantity of propane or butane. Our target yield is subject to the prevailing demand for various refined products, available crude feedstocks, projected product margins and logistics at the time of production.
Papua New Guinea is the primary market for our refinery. Currently, jet fuel, diesel and gasoline are the primary products that we produce for the Papua New Guinea market. During 2005, our yield of jet fuel, diesel, and gasoline accounted for approximately 57% of the refinery’s output. The nature of the crude oil being processed, light sweet crude, results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert this naphtha to gasoline, we export it to the rapidly growing Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. Low sulfur waxy residue can be sold as fuel and is valued by more-complex refineries as cracker feedstock.
Optimization Efforts
Since the margin on low sulfur waxy residue is negative, we have taken steps to utilize a greater portion of this product internally. We currently use higher margin diesel fuel produced by our refinery to generate electricity and run other refinery equipment. We have ongoing refinery optimization initiatives that will allow us to use low sulfur waxy residue for internal power generation needs rather than diesel. These initiatives include the installation of new generators capable of running on, and the conversion of the refinery’s primary heaters and boilers to be fueled by, less profitable refinery products, primarily low sulfur waxy residue. We plan to install the new generators and convert the boilers and heaters during the second and third quarters of 2006. The installation of the new generators and conversion of the boilers and heaters will require us to shut down the refinery for approximately three weeks.
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As discussed below under, “Crude Supply and Throughput,” we evaluated multiple crude feedstocks to determine which feedstocks will allow us to achieve our target mix of refined products. These crude selection efforts were an integral part of our refinery optimization efforts. While we will continue to evaluate alternative crudes, we believe we have identified several crude feedstocks that will allow us to achieve our target production slate and will emphasize the acquisition and use of these crude feedstocks during 2006. In addition to our crude selection and currently ongoing optimization works, Shell Global Solutions is assisting us in designing additional changes to our refinery that we believe will allow us to further optimize our refinery’s performance and increase its throughput capacity.
Facilities and Major Subcontractors
We have a jetty with two berths for loading and off-loading ships and a road tanker loading system. Our larger berth has deep water access of 56 feet (17 meters) and has been designed to accommodate 12,000 to 110,000 dead weight tonnage crude and product tankers. Our smaller berth can accommodate ships with a capacity of up to 20,500 dead weight tons. Our tank farm has the ability to store approximately 750,000 barrels of crude feedstocks and approximately 1.1 million barrels of refined products. Our onsite infrastructure makes our facility generally self-sufficient. We have a reverse osmosis desalination unit that produces all of the water used by our refinery, power generation facilities that meet all of our electricity needs, and other site infrastructure and support facilities, including a laboratory, a waste water treatment plant, staff accommodations and a fire station.
Petrofac Facilities Management Limited, a facilities management company, was responsible for the day-to-day operation and maintenance of our refinery during the first half of 2005. In June 2005, we reached an agreement to revise our current facilities management contract to transition management of the refinery to us. While the revised contract has not yet been executed, in connection with the transition plan, we took over the management of refinery operations effective as of November 1, 2005. We are currently in the process of negotiating a new contract with Petrofac whereby Petrofac will continue to provide employees used in the operation of the refinery.
Our refinery’s on-site laboratory is staffed and operated by an independent company, SGS Australia Pty Ltd. The SGS laboratory is presently undergoing Australian NATA (National Association of Testing Authorities) accreditation, and all crude imports and finished products are tested and certified on-site to contractual specifications. SGS also provides independent certification of quantities loaded and discharged at the refinery.
Crude Supply and Throughput
In December 2001, we entered into an agreement with BP Singapore Pte Limited whereby BP will act as the exclusive supplier of crude feedstocks to our refinery through June 2009. BP is the largest marketer of crude in the region. This contract affords us some security of supply and provides access to the majority of the regional crudes that our refinery can process. Our agreement with BP provides BP with financial incentives to secure the most economically attractive crude feedstocks for our refinery. Our contract with BP limits our ability to purchase directly from producers or from other traders and marketers in the region. BP has potential conflicts of interest since it acts as a marketer for producers, procurer for BP refineries in the region and as procurer on our behalf.
During 2005, eight different crude feedstocks, including the Papua New Guinea Kutubu crude, were processed as part of our crude optimization program initiated to improve our refining margins. During 2005, our refinery processed 11 crude cargoes. Our refinery has processed both local Papua New Guinea and imported crude and will continue to review alternative light sweet crudes
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that may provide improved margins for our refinery’s product slate. The average daily crude throughput at our refinery for 2005 was 20,655 barrels per day. The crudes processed during the second half of 2005 yielded a higher percentage of middle distillates, consisting of jet fuel and diesel, and a lower percentage of low sulfur waxy residue per barrel of crude processed. This means that we were able to process a lesser volume of crude and still yield the same amount of jet fuel and diesel that was produced using crudes with a lower middle distillate yield. Total average middle distillate yield increased to about 60 percent on crude processed during the fourth quarter 2005 in comparison to approximately 50 percent for all of 2005. During 2006, we plan, to the extent available, to use crude feedstocks that have these higher middle distillate yields.
Due to our limited crude storage capacity, we are exposed to disruptions in supply and may incur demurrage costs while vessels wait to offload crude to our refinery or may be required to shutdown our refinery as a result of events or incidents beyond our control preventing us from receiving needed crude shipments. Since we are not operating at full capacity at this time, we are usually able to offset these disruptions by temporarily increasing or decreasing the throughput of our refinery. During 2005, these disruptions required us to shut down our refinery for an aggregate of 26 days.
Marketing
Papua New Guinea is our principal market for all the products our refinery produces except naphtha and low sulfur waxy residue. Under our 30 year agreement with the Government of Papua New Guinea, the government has undertaken to ensure that all domestic distributors purchase their refined petroleum product needs from our refinery, or any refinery which is later constructed in Papua New Guinea, at an import parity price. In general, the import parity price is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced and sold locally in Papua New Guinea, the import parity price is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts’ price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes. The import parity price was implemented in September 2004 by the Papua New Guinea Independent Consumer and Competition Commission for purchases of refined products from our refinery.
The major export product from our refinery is naphtha, which is sold to Shell International Eastern Trading Company on a term basis pursuant to a contract that expires in September 2007. During 2005, there were seven export cargoes of naphtha averaging approximately 30,000 metric tons each. The production of naphtha at the refinery is variable and depends on the composition of the crude feedstock used, the relative economics for gasoline and naphtha and our capacity to convert naphtha to gasoline. Shell International exported three cargoes of middle distillates and gasoline in the fourth quarter of 2004 and one in February 2005 to the nearby north Australian markets. We have not exported middle distillates and gasoline since February 2005 because this business is not currently economic to our refinery. We expect to reenter the export market for middle distillates and gasoline following the completion of our optimization efforts.
Due to changes in Australian regulations, our gasoline and diesel no longer meet the specifications required for export to Australia. Our products do meet the specification in the nearby Pacific Island markets that we are currently targeting. Our refinery is fully certified to manufacture and market Jet A-1 fuel to international specifications and has already supplied product to both domestic Papua New Guinea and overseas airlines. We have also loaded six liquefied petroleum gas vessels with butane and propane for domestic and export markets. In 2005, we exported six cargoes of low sulfur waxy residue.
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Competition
Due to their favorable properties, light sweet crudes from the Southeast Asian and Northwestern Australian region are highly sought after by refiners. Therefore, there is significant competition to secure cargoes of these crudes. We rely on our relationship with our crude supplier, BP Singapore Pte Limited, to secure all of our crude feedstock needs at acceptable prices and in sufficient quantities. Due to the limited supply of light sweet crudes and the greater financial and other resources of most of our competitors, we are not always able to secure the specific crudes we desire for our refinery and are required to obtain alternate crudes that are available. To date, our relationship with BP has generally allowed us to obtain the available crudes at competitive pricing.
We own the only refinery in Papua New Guinea. As a result, we are the only current beneficiary of the import parity price structure and the ensuing requirement for domestic refined product needs to be procured from domestic refineries as described under “Marketing.” We do not envision there being any new entrants into the refining business within Papua New Guinea under the current market conditions. Excess jet fuel, diesel, gasoline, naphtha and low sulfur waxy residue that is exported is sold subject to prevailing commodity market conditions. Our geographical position and limited storage capacity limits our ability to compete with the regional refining center in Singapore to secure sales of large parcel sizes. However, these same factors may also provide competitive advantages if we expand our exports of refined products to the small and fragmented South Pacific markets.
Trading and Risk Management
Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets. From time to time, we enter into derivative instruments to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. The derivatives reduce our exposure on the hedged volumes based on timing differences and also to decreases in refining margins. However, these derivatives limit the benefit we might otherwise have received from any increases in refining margins on the hedged volumes.
We enter into “swaps” of crude oil to reduce our risk to timing differences in the purchase of crude feedstocks and the sale of the refined products they are used to produce. Under these arrangements, we agree to pay a counterparty if the price of oil goes up between the time of our purchase of crude feedstocks and the sale of the refined products and the counterparty agrees to pay us if the price of oil decreases during such period. This allows us to better align the pricing of our crude feedstocks to the timing of the sale of our refined products. These swaps reduce our exposure to negative margins in the event crude prices, and consequently the prices of refined products, fall between the date of a purchase of crude feedstocks and the sale of the refined products, and limit our ability to realize increased margins as a result of increases in oil prices.
We also enter into hedges on the difference in prices between the costs of our crude feedstocks and the sales price of our refined products. These price differences are typically referred to as margins or crack spreads. Under these arrangements, the counterparty pays us if the crack spread decreases and we pay the counterparty if the crack spread increases. These hedges are entered into to help secure margins on a portion of our future sales. From time to time, we also enter into forward fixed priced product sales.
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We enter into these various derivative agreements to reduce the effects of volatile oil and refined product prices and do not enter into hedge transactions for speculative purposes. In 2006, we expect to continue our hedging program. We will continue to evaluate our hedging program and, as a result of such evaluations, we may enter into additional hedging arrangements.
Wholesale and Retail Distribution
Our retail and wholesale distribution business encompasses the bulk storage, transportation, distribution, wholesaling and retailing of refined petroleum products in Papua New Guinea. This business consists of supplying retail stations and commercial customers with petroleum products throughout Papua New Guinea. We own and operate three larger terminals and nine depots that we use to supply product throughout Papua New Guinea. As of December 31, 2005, we delivered more than 20 percent of Papua New Guinea’s refined petroleum product needs. The head office for our wholesale and retail distribution business is located in the industrial city of Lae, Papua New Guinea.
Supply of Products
Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline and fuel oil as well as commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining and marketing business segment. We import the commercial and industrial lubricants, which constitute a small percentage of our sales. We also import fuel oil that we sell to a domestic power plant. Although the sale of imported fuel oil constituted approximately 12% of the volume of refined products we sold during 2005, this contract involves low margins.
All of the companies engaged in the distribution of petroleum products in Papua New Guinea utilize two shared tankers to supply petroleum products from our refinery to their terminals and depots. All of our terminals and five of our depots are supplied petroleum products from these shared tankers. We do not own these tankers and incur shipping charges for their use. We are responsible for scheduling all of the deliveries made by these tankers for the entire petroleum distribution industry in Papua New Guinea. We have four depots that do not receive petroleum products from the industry shared tankers. Two of these depots are supplied with petroleum products from smaller coastal ships and two are located inland and are supplied by truck.
We utilize our 12 terminals and depots to distribute refined petroleum products to retail service stations and commercial customers. Our larger commercial customers use their own vessels to offload petroleum products at our terminals. We supply retail service stations and smaller commercial customers with petroleum products using trucks or, in the case of some commercial customers, coastal ships. We do not own any of these shipping or trucking distribution assets and incur transportation charges for these services.
Retail Distribution
As of December 31, 2005, we provided petroleum products to 33 retail service stations that operated under the InterOil brand name. These 33 stations consisted of four stations that we own and lease to the operator, one station that we lease and sublease to the operator, and 28 stations that are independently owned and operated. We supply products to each of these stations pursuant to distribution agreements. For the majority of these retail service stations, we supply the pumps and related infrastructure to the operators of the stations.
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Wholesale Distribution
In addition to our retail distribution network, we also supply petroleum products as a wholesaler to larger commercial clients. We enter into commercial supply agreements with mining, agricultural, fishing, logging and similar commercial clients whereby we supply their petroleum product needs. Pursuant to many of these agreements, we supply and maintain company-owned above-ground storage tanks and pumps that are used by these customers. More than two-thirds of the volume of petroleum products that we sold during 2005 was supplied to commercial customers. Although we supply a greater volume of petroleum products to commercial customers, we also realize smaller margins on the products sold to these customers.
Recent Developments
In order to meet customer requirements and satisfy projected increases in demand in Papua New Guinea, we have implemented or are in the process of implementing initiatives aimed at improving our services. These initiatives include:
•	In August 2005, we completed the installation of a one million liter bulk storage tank. The construction of a two million liter bulk storage tank is expected to be completed by the third quarter of 2006. These storage tanks will allow us to meet growing demand for refined products.

•	In the fourth quarter of 2005, we acquired a barge facility that we intend to use to provide refueling services for small to medium sized vessels. We expect to complete the installation of this facility in the second quarter of 2006. The installation of a new facility will lead to improved efficiencies in our refueling services.

•	Four new dealer-owned retail stations that we will supply are expected to become operational during 2006 and will extend our marketing reach.
Competition
Our wholesale and retail distribution business competes with Shell and Mobil, both of whom have significantly greater resources than we do. In addition, we also compete with smaller local distributors of petroleum products. We believe that we will be able to obtain refined products for our distribution business at competitive prices. We also believe that our commitment to growing our distribution business in Papua New Guinea at a time when major-integrated oil and gas companies have indicated a desire to exit the Papua New Guinea market provides us with a competitive advantage. However, major-integrated oil and gas companies such as Shell and Mobil have significantly greater resources than we do and could expand much more rapidly in this market than we can if they chose to do so.
Customers
We sell approximately 7% of our refined petroleum products to New Britain Palm Oil Limited, a commercial customer in the agricultural business, pursuant to a wholesale distribution contract. We do not anticipate that the loss of other wholesale distribution contracts would have a material impact on this business segment. However, due to the amount of petroleum products provided to New Britain Palm Oil Limited, the loss of this customer, at least in the short term, would adversely affect the profitability of our retail and wholesale distribution business segment.
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Environmental Regulations
Our operations in Papua New Guinea are subject to a comprehensive range of environmental laws and regulations and a variety of local and international conventions. The Papua New Guinea environmental law regime provides for laws concerning:
•	emissions of substances into, and pollution and contamination of, the atmosphere, waters and land;

•	production, use, handling, storage, transportation and disposal of waste, hazardous substances and dangerous goods;

•	conservation of natural resources;

•	the protection of threatened and endangered flora and fauna; and

•	the health and safety of people.
Specifically, this environmental legislation provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with our operations in the oil and gas industry. With respect to our exploration and production business segment, these environmental laws require that our sites be operated, maintained, abandoned and reclaimed to standards set out in the relevant legislation. The significant Papua New Guinea laws applicable to our operations include the Environment Act 2000; the Oil & Gas Act 1998; the Dumping of Wastes at Sea Act (Ch. 369); the Conservation Areas Act (Ch.362); and the International Trade (Flora and Fauna) Act (Ch.391).
The Environment Act 2000 is the single most significant legislation affecting our operations. This act regulates the environmental impact of development activities in order to promote sustainable development of the environment and the economic, social and physical well-being of people. The Environment Act 2000 imposes a duty to take all reasonable and practicable measures to prevent or minimize environmental harm. A breach of this act can result in significant fines or penalties. Under the Compensation (Prohibition of Foreign Legal Proceedings) Act 1995, no legal proceedings for compensation claims arising from petroleum projects in Papua New Guinea may be taken up or pursued in any foreign court.
Compliance with Papua New Guinea’s environmental legislation can require significant expenditures. The environmental legislation regime is complex and subject to different interpretations. Although no assurances can be made, we believe that, absent the occurrence of an extraordinary event, compliance with existing Papua New Guinea laws regulating the release of materials into the environment or otherwise relating to the protection of the environment will not have a material effect upon our capital expenditures, earnings or competitive position with respect to our existing assets and operations. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time.
Social and Environmental Policy
Our goal is to implement and maintain positive environmental practices and high standards of safety and social responsibility in all our operations. We actively review and improve our programs with the support of our staff, the Papua New Guinea government and local communities.
We have developed an active community relations program encompassing all segments of our operations. Although our refinery is located on state owned land we have developed a long-term
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community development assistance program that includes local communities from the three main villages in the vicinity. In compliance with Papua New Guinea law, our development philosophy is based on “bottom-up planning” thus ensuring that all planning and development takes the local community into account.
Training workshops involving local communities, with participants ranging in ages from 14 to 68 years old, started in April 2001. These workshops formed the basis for a five-year rolling plan covering areas such as communication, needs analysis, planning, leadership and conflict resolution. The provision of a reticulated water supply to local communities has been one of the many positive outcomes of our efforts, leading to improved health and living standards.
In our exploration areas we have a team of land and industrial relations officers who operate in the field. This team undertakes initial “land-owner” identification and assists with the recruitment of local village personnel. Other duties include the establishment of communication channels with the community and their leaders to ensure minimum social disruption and the smooth running of exploration activities. The officers also have the responsibility of paying compensation to land-owners with respect to our activities. Other activities include the provision of health and medical services to our employees, contractors and the local communities in the areas in which our exploration activities are conducted.
The recording of verbal histories, clan boundaries and genealogies has been integrated with our extensive geological mapping, seismic and drilling activities and provides a valuable resource for future use. Preliminary social mapping and landowner identification studies of the customary land owners in our license areas is carried out on a consultative basis with the relevant stakeholders prior to conducting geological and exploration activities. The social mapping and landowner identification studies are undertaken in order to understand the social structure, how society functions and its relationship to the land, as well as identifying the actual owners and occupiers of the customary land on which all of our exploration activities are conducted.
We also work closely with the national and provincial governments, landowners and the community in order to ensure all our activities have a minimum environmental impact on the flora and fauna and to understand the quality of life of the people that inhabit the areas in which we work.
We are committed to:
•	Maintaining procedures designed to ensure that our operations are conducted in compliance with all applicable laws, regulations and standards, and where laws do not exist, adopting and applying standards that reflect our commitment to socially and environmentally responsible behaviors.

•	Providing a safe and healthy working environment for all employees and contractors, and establishing emergency response procedures that allow personnel to respond promptly and effectively.

•	Establishing community development assistance programs to enhance and improve the standard of health and education.

•	Pursuing socially responsible community relations initiatives that reflect the community’s needs, enhance our reputation and recognize the importance of the culture, heritage and traditional rights of the communities in which we operate.

•	Understanding the traditional and contemporary culture, beliefs and social dynamics of locals in all project areas with particular reference to land matters, in order to better manage socio-economic changes in oil and gas exploration and in our refinery operations in Papua New Guinea.
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•	Ensuring community affairs issues are a major focus in the planning, management and delivery of our activities, while ensuring that our health, safety and environment operating procedures are adhered to in every task performed;

•	Communicating with employees, contractors, partners, government and the local project impacted communities in a transparent, open and proactive manner;

•	Providing cultural awareness information and training to our employees and contractors at all levels;

•	Ensuring compliance with all applicable industrial relations legislation and procedures in all employment arrangements with our contractors and sub-contractors; and

•	Providing business development advise and support to appropriate, representative and sustainable community owned enterprises where they have the capability to provide cost effective and competent services.
Risk Factors
Our financial results are subject to numerous risks and uncertainties, some of which are described below. The risks and uncertainties described below are not the only risks facing us. Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. If any of the following risks or uncertainties actually occur, our business, financial condition and results of operations could be materially adversely affected.
We have a limited operating history which makes it difficult to determine our potential.
We are a company with limited financial results upon which you may judge our potential. We may not become profitable. In the past, we have experienced delays and other problems frequently associated with development stages businesses. We may continue to experience many of the problems, delays and expenses encountered by any early stage business, many of which are beyond our control. These include, but are not limited to, difficulty in optimizing our refinery’s performance, finding an export market for our refined products, substantial delays and expenses in conducting our exploration drilling program, difficulty in obtaining financing, having inadequate management resources to capitalize on market opportunities and execute our strategy, failing to identify prospects with sufficient reserves to justify our investment in those prospects, and competition from larger and more established companies. In addition, period-to-period comparisons of our operating results to date may not be meaningful. You should not rely on our results of operations for any prior period as an indication of our future performance or prospects.
Our refinery has not operated at full capacity for an extended period of time and our profitability may be materially negatively affected if it is not able to do so.
We have completed the construction of our refinery in Papua New Guinea. In January 2005, we declared practical completion of our refinery. Our ability to operate our refinery at its rated capacity must be considered in light of the risks inherent in the operation of, and the difficulties, costs, complications and delays we face as the operator of, a relatively small refinery. These risks include, without limitation, shortages and delays in the delivery of crude feedstocks or equipment; contractual disagreements; labor shortages or disruptions; difficulties marketing our refined products; political events; accidents; and unforeseen engineering, design or environmental problems. We were unable to operate our refinery for a period of 12 days during March 2005, 14 days in November 2005 and 12 days in February 2006 as a result of shortages of crude feedstocks. Such shortages may occur in the future as well.
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If we are not able to market all of our refinery’s output, we will not be able to operate our refinery at its full capacity and our financial condition and results of operations may be materially adversely affected.
The project agreement described under “Material Contracts” gives us certain rights to supply the domestic market in Papua New Guinea with our refined products. We have entered into domestic sales contracts with the major distributors in Papua New Guinea under which they will purchase refined products for distribution in Papua New Guinea exclusively from us. However, our project agreement provides that if there is more than one refinery operating in Papua New Guinea during the term of the project agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities. Therefore, if one or more additional refineries are built in Papua New Guinea, our share of the domestic market will be diminished.
We are able to fulfill the domestic market in Papua New Guinea’s demand for our products by refining approximately 16,000 to 20,000 barrels of crude feedstock a day. Our refinery is rated to process up to 32,500 barrels of oil per day and our current optimization efforts are intended to further increase our daily throughput capacity. In order to process these additional barrels of crude feedstock, we must identify markets into which we can sell our products profitably. The operating margins currently needed for our refinery to sell refined products profitably and the cost and availability of obtaining tankers to export our refined products limit our ability to export our refined products from Papua New Guinea. In addition, we are unable to export diesel and gasoline to Australia due to recent changes in Australia’s regulations regarding permitted sulfur and benzene content that our refined products do not meet.
We plan to market the balance of the refinery’s output in nearby regional markets. Although we have signed export contracts with Shell that expire in September 2007 and January 2008, we are currently operating the refinery at less than full capacity due to an inability to profitably export our refined products. We can give no assurances that we will be able to profitably market the refinery’s output to these regional markets and we may be unable to market all of the refinery’s output we produce. In addition, if our relationship with Shell were to terminate for any reason, we cannot assure you that we will be able to enter into other commercial agreements for the export of our refinery’s output. Accordingly, there can be no assurance of our or our refinery’s future profitability.
Our refinery operations may not be profitable.
Our refining operations are expected to be primarily affected by the difference or margin between the sales prices of our refined products and the costs we incur to purchase crude oil and other feedstocks. Historically, refining margins have been volatile, and we expect that this volatility will continue to exist in the future. Therefore, we will be subject to the risk that the difference between the cost to us of our crude oil supply and the price at which we can sell our refined products will not be sufficient for our profitable operation and will not allow us to service our indebtedness. We cannot control the prices at which our feedstocks will be purchased or at which refined petroleum products can be sold.
We may not be successful in our exploration for oil and gas.
We currently do not have any oil or gas reserves that are deemed proved, probable or possible pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. As of December 31, 2005, we had drilled five unsuccessful exploration wells. We plan to drill at least six additional exploration wells in Papua New Guinea during the next two years. We cannot be certain that the exploration wells we drill will be productive or that we will recover all or any portion of the costs to drill these wells. Because of the high cost, topography and subsurface characteristics of
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the areas we are exploring, we have limited seismic or other geoscience data to assist us in identifying drilling objectives. The lack of this data makes our exploration activities more risky than would be the case if such information were readily available.
In addition, our exploration and development plans may be curtailed, delayed or cancelled as a result of a lack of adequate capital and other factors, such as weather, compliance with governmental regulations, landowner interference, mechanical difficulties, shortages of materials, delays in the delivery of equipment, success or failure of activities in similar areas, current and forecasted prices for oil and changes in the estimates of costs to complete the projects. We will continue to gather information about our exploration projects, and it is possible that additional information may cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects are subject to change.
Our investments in Papua New Guinea are subject to political, legal and economic risks that could materially adversely affect their value.
Our investments in Papua New Guinea involve risks typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments; expropriation and nationalization of assets; war; renegotiation or nullification of existing contracts; taxation policies; foreign exchange restrictions; international monetary fluctuations; currency controls; and foreign governmental regulations that favor or require the awarding of service contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Political conditions have at times been unstable in Papua New Guinea. We attempt to conduct our business in such a manner that political and economic events of this nature will have minimal effects on our operations. In addition, we believe that oil exploration and refinery operations are in the long term best interests of Papua New Guinea and that we will continue to have the support of the current government. Notwithstanding the current support, our ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which we have no control. There can be no assurance that we have adequate protection against any or all of the risks described above.
In addition, if a dispute arises with respect to our Papua New Guinea operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada or the United States.
If we are not able to obtain crude feedstocks for our refinery, our financial condition and results of operations will be materially adversely affected.
Our project agreement requires the government of Papua New Guinea to take action to ensure that domestic crude oil producers sell us their Papua New Guinea domestic crude production for use in our refinery and that refined products for domestic Papua New Guinea use will be purchased from us by distributors at the import parity price. However, our agreement with BP Singapore is our only commercial agreement for the delivery of crude feedstock. The BP agreement expires on June 14, 2009. If our relationship with BP were to terminate for any reason, we cannot assure you that we will be able to enter into other commercial agreements to supply adequate feedstock to our refinery. In addition, early termination of the BP agreement could have a material adverse effect on our results of operations and financial condition.
Papua New Guinea crude oil production rates are expected to satisfy the refinery’s requirements through 2009. However, we do not believe that exclusively using oil currently being produced in
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Papua New Guinea is optimal for the operation of our refinery. Alternative crude oils that are suitable for use as refinery feedstock are available in the nearby region. However, our access to oil sourced from outside Papua New Guinea may be more limited. In addition, the increased cost, if any, of oil from outside Papua New Guinea may reduce our gross profit margins and negate the operational benefits of using such oil. We can provide no assurances that we will be able to obtain all of the oil needed to operate our refinery or that we will be able to obtain the crude feedstocks that allow us to operate our refinery at profitable levels.
We may be required to temporarily or permanently shut down our operations in Papua New Guinea if we are not be able to obtain all of the licenses necessary to operate our business.
Our operations require licenses and permits from various governmental authorities to drill wells, operate the refinery and market our refined products. We believe that we hold all necessary licenses and permits under applicable laws and regulations for our operations in Papua New Guinea and believe we will be able to comply in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits that may be required to maintain for continued operations.
Our refining operations expose us to risks, not all of which are insured.
Our refining operations are subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards and uncontrollable flows of crude oil and refined products. In addition, our refining operations are subject to hazards of loss from earthquakes, tsunamis and severe weather conditions. As protection against operating hazards, we maintain insurance coverage against some, but not all of such potential losses. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. In addition, losses may exceed coverage limits. As a result of market conditions, premiums and deductibles for certain types of insurance policies for refiners have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers now require broad exclusions for losses due to risk of war and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.
The exploration and production, the refining and the distribution businesses are competitive.
We operate in the highly competitive areas of oil exploration and production, refining and distribution of refined products. A number of our competitors have materially greater financial and other resources than we possess. Such competitors have a greater ability to bear the economic risks inherent in all phases of the industry.
In our exploration and production business, we will compete for the purchase of licenses from the government of Papua New Guinea and the purchase of leases from other oil and gas companies. Factors that affect our ability to compete in the marketplace include:
•	our access to the capital necessary to drill wells and acquire properties;

•	our ability to acquire and analyze seismic, geological and other information relating to a property;

•	our ability to retain the personnel necessary to properly evaluate seismic and other information relating to a property;
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•	the development of, and our ability to access, transportation systems to bring future production to the market, and the costs of such transportation systems;

•	the standards we establish for the minimum projected return on an investment of our capital; and

•	the availability of alternate fuel sources.
We will also compete with other oil and gas companies in Papua New Guinea for the labor and equipment needed to carry out our exploration operations. Most of our competitors have substantially greater financial and other resources than us. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive oil and gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for oil and gas prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties, and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating in the oil and gas business for a much longer time than we have and have demonstrated the ability to operate through industry cycles.
In our refining business, we will compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. These competitors often have greater brand name recognition than we do. BP has agreed to supply all of our feedstock. However, many of our competitors obtain a significant portion of their feedstocks from company-owned production, which may enable them to obtain feedstocks at a lower cost. The high cost of transporting goods to and from Papua New Guinea reduces the availability of alternate fuel sources and retail outlets for our refined products. Competitors that have their own production or extensive distribution networks are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, new technology is making refining more efficient, which could lead to lower prices and reduced margins. We cannot be certain that we will be able to implement new technologies in a timely basis or at a cost that is acceptable to us.
The volatility of oil prices could adversely affect our results of operations.
The prices we receive for the refined products we produce and sell are likely to continue to be subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and a variety of additional factors beyond our control. These factors include, but are not limited to, the condition of the worldwide economy and the demand for and supply of oil, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere, and the availability of alternate fuel sources. Oil and gas markets are both seasonal and cyclical. The prices for oil will affect:
•	our revenues, cash flows and earnings;

•	our ability to attract capital to finance our operations, and the cost of such capital;

•	the value of our oil properties;

•	the profit or loss we incur in refining petroleum products; and

•	the profit or loss we incur in exploring for and developing reserves.
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Compliance with and changes in environmental laws could adversely affect our performance.
We are subject to extensive laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures and the characteristics and composition of gasoline and diesel fuels. If we violate or fail to comply with these laws and regulations, we could be fined or otherwise sanctioned. Because environmental laws and regulations are increasingly becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, the level of future expenditures required for environmental matters could increase in the future. In addition, any major upgrades to our refinery could require material additional expenditures to comply with environmental laws and regulations.
Weather and unforeseen operating hazards may adversely impact our operating activities.
Our operations are subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, equipment failures, pollution, and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage, and suspension of operations. Our Papua New Guinea operations are subject to a variety of additional operating risks such as earthquakes, mudslides, tsunamis, cyclones and other effects associated with active volcanoes, extensive rainfall or other adverse weather conditions. Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations.
You may be unable to enforce your legal rights against us.
We are a New Brunswick, Canada corporation. Substantially all of our assets are located outside of Canada and the United States. It may be difficult for investors to enforce, outside of Canada and the United States, judgments against us that are obtained in Canada or the United States in any such actions, including actions predicated upon the civil liability provisions of the securities laws of Canada and the United States. In addition, many of our directors and officers are nationals or residents of countries outside of Canada and the United States, and all, or a substantial portion of, the assets of such persons are located outside of Canada and the United States. As a result, it may be difficult for investors to affect service of process within Canada or the United States upon such persons or to enforce judgments against them obtained in Canadian or United States courts, including judgments predicated upon the civil liability provisions of the securities laws of Canada or the United States.
We may not be able to generate cash flows if we are unable to raise capital.
We make, and will continue to make, substantial capital expenditures for exploration, development, acquisition and production of oil and gas reserves, refinery expansions and improvements, acquisitions of distribution assets, and for further capital acquisitions and expenses. We will need additional financing to complete our business plans. If we are unable to obtain debt or equity financing because of lower refining margins, lower oil prices, delays, operating difficulties, construction costs, or lack of drilling success, we may not have the ability to expend the capital necessary to undertake or complete future drilling programs and to make other needed capital
InterOil Corporation

expenditures. We also intend to make offers to acquire oil and gas properties and distribution assets in the ordinary course of our business. If these offers are accepted, our capital needs may increase substantially. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.
If we are unable to renew our petroleum licenses with the Papua New Guinea government, we may be required to discontinue our exploration activities in Papua New Guinea.
Our petroleum prospecting licenses are granted for a period of six years. However, every two years we are required to submit a work program containing our minimum expenditures for the succeeding biannual period. In order for us to retain our licenses, the Papua New Guinea government could require us to expend more than we have budgeted or deem appropriate. If we are unable to meet the minimum expenditure levels or determine that making such expenditures is not in our best interests, we will be required to relinquish our petroleum prospecting licenses.
Our petroleum retention licenses are granted for a period of five years. In connection with an application for, or a renewal of, a petroleum retention license, we are required to submit a one year work program and a work program for the remaining four years that is contingent on the results of the first year’s operations. If we determine that the contingent work is not justified or requires revision, we may be required to renegotiate the terms of the work program with the government of Papua New Guinea in order to retain our retention license. If we were unable to agree upon a revised work program for the remaining term of the retention license, we may be required to forfeit the license.
We may not be successful in acquiring and developing oil and gas properties.
The successful acquisition and development of oil and gas properties requires an assessment of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact. As a result, we may not recover the purchase price of a property from the sale of production from the property, or may not recognize an acceptable return from properties we acquire. In addition, we cannot assure you that our exploitation activities will result in the discovery of any reserves. Our operations may be curtailed, delayed or canceled as a result of a lack of adequate capital and other factors, such as title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties, or shortages or delays in the delivery of equipment. In addition, the costs of exploration and development may materially exceed initial estimates.
Our significant debt levels and our debt covenants may limit our future flexibility in obtaining additional financing and in pursuing business opportunities.
As of December 31, 2005, we had $113.7 million in long-term debt, excluding current maturities. The level of our indebtedness will have important effects on our future operations, including:
•	a portion of our cash flow will be used to pay interest and principal on our debt and will not be available for other purposes;

•	our OPIC loan agreement and BNP credit facility contain financial tests which we must satisfy in order to avoid a default under such credit facilities; and

•	our ability to obtain additional financing for capital expenditures and other purposes may be limited.
InterOil Corporation

Our hedging activities may result in losses.
To reduce the risks of changes in the relative prices of our crude feedstocks and refined products, we may enter into hedging arrangements. Hedging arrangements would expose us to risk of financial loss in some circumstances, including the following:
•	if the amount of refined products produced is less than expected or is not produced or sold during the planned time period;

•	if the other party to the hedging contract defaults on its contract obligations; or

•	if there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.
In addition, these hedging arrangements may limit the benefit we would receive from increases in the price of our refined products relative to the prices for our crude feedstocks.
If we are unable to recruit and retain qualified personnel, it could have a material adverse effect on our operating results and stock price.
Our success depends in large part on the continued services of our executive officers, our senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on our results of operations and our stock price. It is also very important that we attract and retain highly skilled personnel, including technical personnel, to operate our refinery, accommodate our exploration plans, and replace personnel who leave. Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience. Under these conditions, we could be unable to recruit, train, and retain employees. If we cannot attract and retain qualified personnel, it could have a material adverse impact on our operating results and stock price.
Petroleum Independent and Exploration Corporation can affect our raising of capital through the issuance of common shares or securities convertible into common shares.
Mr. Phil E. Mulacek, our Chief Executive Officer, is the President of, and has an ownership interest in, Petroleum Independent and Exploration Corporation. Petroleum Independent and Exploration Corporation owns 433,169 of our common shares, and has a right to exchange its remaining 5,000 shares of S.P. InterOil, LDC on a one-for-one basis for our common shares. Our articles of amalgamation contain restrictions on our issuance of common shares or securities convertible into common shares, except with, among other things, the consent of Petroleum Independent and Exploration Corporation. Mr. Mulacek has an ownership interest in, and Petroleum Independent and Exploration Corporation is the sole general manager of, P.I.E. Group, LLC, which, with Commodities Trading International Corporation, have pre-emptive rights in respect of issuances of our common shares or securities convertible into common shares. Therefore, through his control of Petroleum Independent and Exploration Corporation and P.I.E. Group, LLC, Mr. Mulacek or any successor to his interest in those companies can prevent us from raising capital through the issuance of common shares or securities convertible into common shares.
Changing regulations regarding corporate governance and public disclosure could cause additional expenses and failure to comply may adversely affect our reputation and the value of our securities.
Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying
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interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect our reputation and the value of our securities.
If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our reputation and the value of our securities may be adversely affected.
Beginning with our annual report for the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 40-F, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That report will also be required to include a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting.
In order to achieve compliance with Section 404 within the prescribed period, management is in the process of adopting a detailed project work plan to assess the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented, remediate any control weaknesses that may be identified, and implement a continuous reporting and improvement process for internal control over financial reporting. Any failure to comply with Section 404, including issuing the required management report and obtaining the attestation report on management’s assessment from our independent auditors, may materially adversely affect our reputation and the value of our securities.
Dividends
We have never paid dividends on our common shares and currently intend to retain all cash flow from operations for the future operation and development of our business. Our OPIC loan agreement restricts the subsidiaries that operate our refining business segment from paying dividends to us.
Description of Our Capital Structure
We are authorized to issue an unlimited number of common shares. Holders of common shares are entitled to one vote per share at meetings of our shareholders, to receive dividends on common shares when declared by our Board of Directors and to receive pro-rata our remaining property and assets upon our dissolution or winding up, subject to any rights having priority over the common shares.
Our articles of amalgamation contain restrictions on our issuance of common shares or securities convertible into common shares without the approval of Petroleum Independent and Exploration Corporation, a corporation controlled by Phil Mulacek, our Chief Executive Officer. There are also pre-emptive rights in our articles granted to P.I.E. Group LLC, a company controlled by our Chief Executive Officer, and Commodities Trading International Corporation in respect of issuances of our common shares or securities.
Our by-laws and governing statute, the Business Corporations Act (New Brunswick), provide for cumulative voting for the election for directors such that each shareholder entitled to vote for the
InterOil Corporation

election of directors has the right to cast a number of votes equal to the number of votes attached to the common shares held by such shareholder multiplied by the number of directors to be elected, and may cast all such votes in favor of one candidate or distribute them among all candidates in any manner.
Market for Our Securities
Our common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars, on the American Stock Exchange under the symbol IOC in US dollars, and on the Port Moresby Stock Exchange under the symbol IOC in Papua New Guinea Kina.
The following tables disclose the monthly high and low trading prices and volume of our common shares traded on the TSX and AMEX during 2005:
Toronto Stock Exchange (TSX:IOL) in Canadian Dollars

Month	High	Low	Volume
January	47.91	40.70	1,144,144
February	53.66	41.88	669,622
March	53.90	38.84	543,855
April	43.30	30.35	483,160
May	38.88	30.93	298,549
June	35.35	28.17	492,852
July	37.10	27.25	389,324
August	30.80	25.94	298,000
September	29.78	25.37	1,371,182
October	27.49	20.84	403,641
November	25.55	21.00	215,175
December	33.50	21.38	602,852
Total			6,912,356
American Stock Exchange (AMEX:IOC) in United States Dollars

Month	High	Low	Volume
January	39.16	33.06	7,544,500
February	43.65	33.23	6,295,500
March	43.40	31.76	8,426,700
April	35.85	24.29	8,396,600
May	30.88	24.50	5,960,700
June	28.90	20.07	8,821,200
July	32.07	22.80	6,541,200
August	25.60	21.27	3,829,100
September	24.95	21.70	5,170,600
October	23.61	17.50	4,835,000
November	21.29	17.69	3,832,700
December	28.81	18.50	9,348,400
Total			79,002,200
InterOil Corporation

Prior Sales
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in Papua New Guinea. Investors are able to convert their interests under the agreement into a maximum of 3,333,334 of our common shares.
We issued $45.0 million in 8.875% senior convertible debentures due 2009 and warrants to purchase 359,415 of our common shares in private placements on August 27, 2004 and September 3, 2004. The debentures were subsequently converted into 2.4 million of our common shares. Each warrant entitles the holder to purchase one common share at an exercise price of $21.91, subject to certain adjustments, until August 27, 2009. As of December 31, 2005, warrants to purchase 340,247 common shares remained outstanding.
During 2004, we raised $12.2 million from PNG Drilling Ventures Limited for our second indirect interest participation agreement program. As of December 31, 2005, PNG Drilling Ventures Limited had converted $2.5 million of their investment into 141,545 of our common shares. If our exploration program does not discover at least five million barrels of oil and gas, the $9.7 million balance of the investment is convertible into 237,356 of our common shares plus $5.5 million payable, at our discretion, in cash or our common shares based on the average price of our shares in the month preceding such payment.
During 2003, we raised $7.6 million from PNG Energy Investors pursuant to an indirect participation interest agreement. In May 2004, PNG Energy Investors converted its investment into 683,140 of our common shares.
Directors and Officers
The following table provides information with respect to all of our current directors and executive officers. Each director has been elected to serve until the 2006 annual meeting of shareholders or his earlier resignation or removal. Each executive officer has been elected to serve until his or her successor is duly appointed or elected by the Board of Directors or their earlier removal or resignation from office.
Directors & Officers

Name	Address	Position	Date of Appointment
Phil E. Mulacek	The Woodlands, TX, USA	Chairman, CEO, & Director	May 29, 1997
Christian M. Vinson	Cairns, QLD, Australia	Vice President, COO & Director	May 29, 1997
Gaylen J. Byker	Grand Rapids, MI, USA	Director	May 29, 1997
G. Michael Folie	Brighton, VIC, Australia	Deputy Chairman & Director	January 1, 2001
Roger N. Grundy	Matlock Derbyshire, UK	Director	May 29, 1997
Edward N. Speal	Toronto, ON, Canada	Director	June 25, 2003
Anesti Dermedgoglou	Cairns, QLD, Australia	Vice President of Investor Relations	June 3, 2002
Peter Diezman	Lae, Papua New Guinea	General Manager — Wholesale and Retail Distribution	March 1, 2005
Thomas Donovan	Lufkin, TX, USA	Chief Financial Officer	December 1, 2002
Gerry Gilbert	Houston, TX, USA	General Manager — Exploration and Production	July 1, 2005
Daniel Lloyd	Houston, TX, USA	General Counsel & Corporate Secretary	September 19, 2005
Anthony Poon	Sydney, NSW, Australia	General Manager — Supply and Trading	October 1, 2005
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As of March 16, 2006, our directors and executive officers as a group beneficially owned 7,750,832 common shares, representing 22.8% of our outstanding common shares. The common shares beneficially owned by our directors and executive officers exclude 240,000 shares issuable upon exercise of outstanding options.
The following is a brief description of the background and principal occupation of each director and executive officer during the preceding five years:
Phil E. Mulacek is the Chairman of our Board of Directors and our Chief Executive Officer. He has held these positions since 1997. Mr. Mulacek is the founder and President of Petroleum Independent Exploration Corporation based in Houston, Texas. Petroleum Independent Exploration Corporation was established in 1981 for the purposes of oil and gas exploration, drilling and production, and operated across the southwest portion of the United States. Petroleum Independent Exploration Corporation led the development of our refinery and the commercial activities that were necessary to secure the refinery’s economic viability. Mr. Mulacek has over 25 years experience in oil and gas exploration and production and holds a Bachelor of Science Degree in Petroleum Engineering from Texas Tech University.
Christian M. Vinson has been our Chief Operating Officer since 1995. Mr. Vinson joined us from Petroleum Independent Exploration Corporation, a Houston, Texas based oil and gas exploration and production company. Before joining Petroleum Independent Exploration Corporation, Mr. Vinson was a manager with NUM Corporation, a Schneider company involved in mechanical and electrical engineering automation, in Naperville, Illinois where his responsibilities included the establishment of the company’s first office in the United States. As our Chief Operating Officer, Mr. Vinson has responsibility for government and community relations and corporate development in Papua New Guinea. Mr. Vinson has played a key role in the development of our company. Mr. Vinson has developed long standing relationships with key government and industry leaders in Papua New Guinea over the last ten years. Mr Vinson earned an Electrical and Mechanical Engineering degree from Ecole d’Electricité et Mécanique Industrielles, Paris, France.
Gaylen J. Byker is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan. Dr. Byker has obtained four university degrees including a PhD in international relations from the University of Pennsylvania and a Doctorate of Jurisprudence from the University of Michigan. Dr. Byker is a former partner of Offshore Energy Development Corporation where he was head of Development, Hedging and Project Finance for gas exploration and transportation projects offshore. Prior to joining OEDC, he was co-head of Commodity Derivatives at Phibro Energy, Inc., a subsidiary of Salomon, Inc. and head of the Commodity-Indexed Transactions Group at Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilizing long-term commodity price risk management. Dr. Byker was manager of Commodity-Indexed Swaps and Financings for Chase Manhattan Investment Bank, New York, and was also a lawyer at Morgan, Lewis & Bockius in Philadelphia, Pennsylvania, USA
G. Michael Folie is the Deputy Chairman of our Board of Directors. Since 2000, Dr. Folie has been a consultant specializing in petroleum and mining. Dr. Folie was managing director and Chief
InterOil Corporation

Executive Officer of Acacia Resources Limited, an Australian Stock Exchange listed company, from 1994 until it merged with AngloGold in January 2000. Dr. Folie held a number of senior executive positions with Shell Australia Limited and its subsidiaries from 1979 to 1994 where he was involved in all aspects of Shell’s Australian businesses, including investments in coal, alumina, gold, liquefied natural gas, oil refineries and chemical plants. From 1990 to 1994, Dr. Folie was a director of Shell Australia, involved in all of Shell’s operations, including oil products and refining. Dr. Folie has been a director of the Institute of Public Affairs since 1993 and Chairman of Regis Resources NL, an Australian Stock Exchange listed company, since 2004. Dr. Folie obtained a PhD in Civil Engineering from Southampton University and a Masters in Economics from the London School of Economics.
Roger N. Grundy is the Managing Director of Breckland Ltd, a UK-based engineering consulting firm, and is an internationally recognized expert in the area of refinery efficiency. Mr. Grundy serves as the Technical Director for our refinery and has acted as a consultant to more than 145 existing refineries on six continents for major oil companies, independents and the World Bank. Mr. Grundy has 38 years experience in all areas of oil refinery and petrochemical operations and construction and holds an Honours Degree in Mechanical Engineering from University College, London. He is also a Fellow of the UK Institution of Mechanical Engineers, Member of the American Institute of Chemical Engineers and a Member of the Institute of Petroleum.
Edward N. Speal is based in Toronto, Ontario and is President and CEO of BNP Paribas (Canada). Previously, Mr. Speal was Managing Director responsible for the Energy, Project Finance and Corporate Banking businesses for BNP Paribas in Canada. Mr. Speal was the President and Chief Executive Officer of Paribas Bank of Canada from 1996 to 2000. Mr. Speal worked in New York for Banque Paribas running its Commodity Index Trading Group from 1992 until 1996. From 1989 to 1991, he was managing director of R. P. Urfer & Co., working on an exclusive basis for Banque Paribas as Advisory Director assisting in the establishment and development of its global commodity derivatives business. From 1983-1989, Mr. Speal worked for the Chase Manhattan Bank of Canada. Mr. Speal is a Canadian citizen and is a graduate of Queen’s University at Kingston.
Anesti Dermedgoglou is our Vice President of Investor & Public Relations. Mr. Dermedgoglou joined us in 2002. From 1998 until joining us, Mr. Dermedgoglou was a stock broker with Merrill Lynch in Perth, Western Australia. From 1996 to 1998 Mr. Dermedgolou was a stock-broker at Porter Western Limited in Perth, Western Australia. Mr. Dermedgoglou was a Director of Frankel Pollack Vinderine Inc, one of the largest stock broking companies in South Africa, from 1986 to 1996. Mr. Dermedgoglou is a former member of the Johannesburg Stock Exchange. Mr. Dermedgoglou has worked in the stock broking industry for 16 years and holds a Bachelor of Commerce Degree from The University of South Africa.
Peter Diezmann is General Manager of our Wholesale and Retail Distribution business segment. Mr. Diezman joined us in March 2005. Prior to joining us, Mr. Diezmann had worked for BP Australia since 1981, serving in various capacities, including retail, wholesale, distributor, and terminals & logistics management positions, and as General Manager of BP Papua New Guinea for four years prior to our acquisition of that business. Mr. Diezmann holds a Masters of Business Administration (MBA) Degree from James Cook University in Queensland, Australia.
Tom S. Donovan is our Chief Financial Officer. Prior to joining us in 2002, Mr. Donovan was the Director of Corporate Accounting for Rapid Design Service, Inc. RDS provided product design, development, engineering, document processing, and training through 35 locations in 11 countries. Prior to joining RDS in 1994, Mr. Donovan had held various positions in financial management for International Total Services, Inc. Mr. Donovan has a Bachelor of Business and Administration (Accounting and Finance) from the University of Toledo, Toledo, Ohio.
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Gerry Gilbert is General Manager of our Exploration and Production business segment. Mr. Gilbert joined us in July 2005. Mr. Gilbert was CEO of Oluma, Inc., a company that designs, manufactures, and markets a suite of fiber-optic products and systems from July 2004 until May 2005. From September 2001 to June 2004, Mr. Gilbert was the Senior VP—International for Transworld Exploration and Production and was responsible for the company’s exploration and production activities which were largely focused in West Africa, New Zealand and Indonesia. From August 2000 until September 2001, Mr. Gilbert worked as an independent consultant to the exploration and production industry. From July 1995 until August 2000, Mr. Gilbert was Executive VP and President, respectively, for Western Atlas’ and Baker Hughes’ exploration and production groups. Mr. Gilbert’s professional career spans 37 years in the upstream oil and gas industry and oil service industry. Mr. Gilbert has held senior management positions in the geophysical service divisions of Western Atlas, Halliburton and Texas Instruments. Mr. Gilbert has a BS in Electrical Engineering from the University of Texas at Austin, a MS in Electrical Engineering from Southern Methodist University and has also completed The Management Program at Rice University. Mr. Gilbert is a member of the Geology Foundation Advisory Council at UT Austin, the Society of Petroleum Engineers, the Society of Exploration Geophysicists, the American Association of Petroleum Geologists, the European Association of Geoscientists and Engineers and the IEEE
Daniel Lloyd is our General Counsel and Corporate Secretary. Mr. Lloyd joined us in September 2005. From 1999 until joining us, Mr. Lloyd was an attorney practicing in the Corporate Securities Section of Haynes and Boone, LLP in Houston, Texas. While in private practice, Mr. Lloyd represented a diverse range of publicly-traded U.S. and Canadian exploration and production companies. Mr. Lloyd holds a Bachelor of Business Administration in Finance and a Doctorate of Jurisprudence from the University of Texas.
Anthony Poon is General Manager of our Supply, Trading & Risk Management department. Mr. Poon joined us in October 2005. From January 2003 until joining us, Mr. Poon was a private oil trading and risk management consultant. During 2002, Mr. Poon served as a Business Manager/Operations Leader with ChevronTexaco Singapore. Prior to joining ChevronTexaco, Mr. Poon had been employed by Caltex in Singapore for more than 30 years. Mr. Poon’s last position with Caltex was Head of the International Crude Oil Trading Department for Caltex in Singapore where he was responsible for crude and derivatives trading and price risk management, including crude supply to Caltex’s refineries worldwide. During his tenure at Caltex, Mr. Poon held various positions involving refinery supply operations, shipping, terminalling, demurrage and oil loss claims, and crude and refined product operations.
Board Committees
Our Board of Directors has formed an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Dr. Byker, Dr. Folie and Mr. Speal are the members of each of these committees. Dr. Byker is the Chairman of the Audit Committee and the Nominating and Corporate Governance Committee. Dr. Folie is the Chairman of the Compensation Committee.
Interests of Management and Others in Material Transaction
Petroleum Independent and Exploration Corporation, a company controlled by Mr. Mulacek, our Chief Executive Officer, was paid a management fee of $150,000, $150,410 and $150,000 during 2005, 2004 and 2003, respectively. This management fee relates to Petroleum Independent and Exploration Company being appointed the General Manager of our subsidiary, S.P. InterOil, LDC.
We made interest payments of $9,376, $246,745 and $105,374, and loan principal payments of $1.1 million, $2.2 million and $1.4 million to Petroleum Independent and Exploration Corporation
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during 2005, 2004 and 2003, respectively. As of December 31, 2005, we had repaid all amounts that we owed to Petroleum Independent and Exploration Company. The loans outstanding to Petroleum Independent and Exploration Corporation were for amounts loaned by lending institutions to Petroleum Independent and Exploration Company. These loans were collateralized by barges legally owned by Petroleum Independent and Exploration Company but beneficially owned by us and common shares of ours owned by Petroleum Independent and Exploration Company. The interest rates charged to us by Petroleum Independent and Exploration Company reflected the actual interest rates paid by Petroleum Independent and Exploration Company to the lending institutions.
Breckland Limited provides technical and advisory services to us on normal commercial terms. Roger Grundy, one of our directors, is also a director of Breckland and he provides consulting services to us as an employee of Breckland. Breckland was paid $179,608, $120,426 and $131,250 during 2005, 2004 and 2003, respectively.
On November 22, 2005, we acquired Direct Employment Services Corp. for $1,000. Christian Vinson, our Chief Operating Officer and a director, was paid $500, the par value of shares of Direct Employment Services Corp. Prior to November 22, 2005, the services of certain of our executive officers and senior management were provided under a management services agreement with Direct Employment Services Corp. Direct Employment Services Corp. was established for the purposes of providing non-profit management services to us for our U.S. employees. Direct Employment Services Corp. invoiced us for its direct costs in providing the services of these employees but did not recognize any income from providing these services to us. Direct Employment Services Corp. was paid $549,978, $708,104, and 535,855 during 2005, 2004 and 2003, respectively.
Legal Proceedings
We are a defendant in various legal proceedings and claims which arise in the ordinary course of our business. We do not believe that the ultimate resolution of any such actions will have a material affect on our financial position or results of operations.
Material Contracts
Each of the following material agreements has been filed on SEDAR at www.sedar.com.

Date	Description	SEDAR Filing Date
January 4, 2006	Purchase and Sale Agreement between InterOil Products Limited and Shell Overseas Holdings Limited	March 30, 2006

August 12, 2005	$150 Million Secured Revolving Crude Import Facility between EP InterOil, Ltd. and BNP Paribas, Singapore Branch	March 30, 2006

February 25, 2005	Amended and Restated Indirect Participation Interest Agreement between InterOil Corporation and the Investors signatory thereto	March 30, 2006

May 12, 2004	Amended Indirect Participation Interest Agreement between InterOil Corporation and PNG Energy Investors, LLC	March 30, 2006

July 21, 2003	Drilling Participation Agreement between InterOil Corporation and PNG Drilling Ventures Limited	March 30, 2006
InterOil Corporation

Date	Description	SEDAR Filing Date
March 26, 2002	Engineering, Procurement and Construction Contract for InterOil Refinery between InterOil Limited and Clough Niugini Limited	November 11, 2004

June 12, 2001	Loan Agreement between EP InterOil, Ltd. and Overseas Private Investment Corporation, as amended	March 30, 2006

December 21, 2001	Crude Supply Agency and Sales Agreement between EP InterOil, Ltd. and BP Singapore Pte Limited	November 11, 2004

March 23, 2001	Export Marketing and Shipping Agreement between EP InterOil, Ltd. and Shell International Eastern Trading Company	November 11, 2004
February 6, 2001	Agreement for the Sale and Purchase of Naphtha between EP InterOil, Ltd. and Shell International Eastern Trading Company	November 11, 2004

May 29, 1997	Refinery State Project Agreement between InterOil Limited, EP InterOil, Ltd. and The Independent State of Papua New Guinea	November 11, 2004
Purchase and Sale Agreement dated January 4, 2006
The Purchase and Sale Agreement dated January 4, 2006 between us and Shell Overseas Holdings Limited provides for the purchase by us of all of the outstanding shares of Shell Papua New Guinea Limited. Shell Papua New Guinea Limited owns wholesale and retail distribution assets in Papua New Guinea. The purchase price for the shares is $10 million, plus the value of Shell Papua New Guinea Limited’s net current assets. This agreement provides that the closing of the acquisition is subject to the approval of several governmental authorities in Papua New Guinea. If Papua New Guinea governmental approval is obtained, we expect the transaction contemplated by this agreement to close in the second quarter of 2006.
$150 Million Secured Revolving Crude Import Facility dated August 12, 2005
We entered into a $150 Million Secured Revolving Crude Import Facility with BNP Paribas, Singapore Branch on August 12, 2005. The terms of this agreement are described under “General Development of Our Business.”
Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in Papua New Guinea on Petroleum Prospecting Licenses 236, 237 or 238. The terms of this agreement are described under “Description of Our Business—Exploration and Production—Indirect Participation Interest Agreement.”
Amended Indirect Participation Interest Agreement dated May 12, 2004
We entered into an Amended Indirect Participation Interest Agreement with PNG Energy Investors, LLC on May 12, 2004. This agreement grants PNG Energy Investors the right to acquire up to a 4.25% working interest in 16 exploration wells following our drilling of an initial eight exploration wells. As of December 31, 2005, we had drilled five exploration wells. Therefore, PNG Energy Investors will have the right to acquire a working interest in the sixth well of our current exploration
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program and the subsequently drilled 15 exploration wells. PNG Energy Investors is required to pay us for its initial interest in such exploration wells and for all completion and future development costs attributable to its interest in any wells in which it acquires an interest.
Drilling Participation Agreement dated July 21, 2003
During 2004, we raised $12.2 million from PNG Drilling Ventures Limited, as agent and trustee for its investors, pursuant to the Drilling Participation Agreement. Under this agreement PNG Drilling Ventures has the right to acquire a working interest in our first 16 exploration wells equal to 13.5% multiplied by the result of eight divided by the number of exploration wells we drill. PNG Drilling Ventures will be required to pay its share of any completion costs for future exploration wells or future development costs if an exploration well is a commercial success. If we decide to begin a second exploration program, PNG Drilling Ventures can acquire up to a 10.73% interest in the first eight wells of this program by paying $225,000 for each 0.25% interest it elects to acquire. As of December 31, 2005, PNG Drilling Ventures Limited had converted $2.5 million of their investment into 141,545 of our common shares. If our exploration program does not discover at least five million barrels of oil and gas, the $9.7 million balance of the investment is convertible into 237,356 of our common shares plus $5.5 million payable, at our discretion, in cash or our common shares based on the average price of our shares in the month preceding such payment.
Engineering Procurement and Construction Contract dated March 26, 2002
On March 26, 2002, we entered into an engineering procurement and construction contract with Clough Niugini Limited, which provides for the design, procurement, and construction of our refinery. This agreement was a lump-sum, turnkey contract providing for a construction/commissioning period of 26 months. Except for the defect liability provisions which expired in January 2006, this construction contract terminated upon practical completion of the refinery in January 2005. However, there are still outstanding issues between us and Clough regarding the terms of this contract and the warranties Clough provided.
OPIC Loan Agreement dated June 12, 2001
Our $85 million loan from OPIC was used to finance the construction of our refinery and is secured by all of the refinery’s capital assets. The loan matures on December 31, 2014 and requires semi-annual principal payments of $4,500,000 and semi-annual interest payments. Each disbursement under the loan bears interest at a rate equal to a weighted average of treasury rates at the time of disbursement plus 3.0%. During 2005, the weighted average interest rate of all disbursements pursuant to this loan agreement was 7.1%.
Crude Supply Agency and Sales Agreement
In December 2001, we entered into an agreement with BP Singapore Pte Limited whereby BP will supply crude feedstocks to our refinery through June 2009. Our agreement with BP provides BP with financial incentives to secure the most economically attractive crude feedstocks for our refinery. Our contract with BP may limit our ability to purchase directly from producers or from other traders and marketers in the region. Under this agreement, we pay BP the market price for crude feedstocks that it provides plus a nominal marketing fee per barrel.
Export Marketing and Shipping Agreement dated March 23, 2001
We entered into an agreement with Shell International Eastern Trading Company whereby Shell will market and distribute or purchase all petroleum products, other than naphtha which is governed by a separate agreement, exported by our refinery. Subject to limited exceptions, Shell
InterOil Corporation

has the exclusive right under this agreement to market, sell and distribute all products exported from the refinery other than marine diesel. Shell also agrees to purchase all of our refined products that exceed the domestic Papua New Guinea demand and are not covered by other export contracts. This agreement expires in January 2008.
Agreement for the Sale and Purchase of Naphtha dated February 6, 2001
We entered into an agreement with Shell International Eastern Trading Company whereby Shell will market and distribute or purchase all naphtha exported by our refinery. Under this contract, Shell agrees to purchase all of the naphtha produced by the refinery that is available for export. This agreement expires in September 2007.
Refinery State Project Agreement
On May 29, 1997, we entered into a project agreement with the Government of Papua New Guinea under which we agreed to construct and operate a refinery in Port Moresby, Papua New Guinea. The project agreement expires on January 31, 2035. In the project agreement, the Government of Papua New Guinea has agreed to use its best efforts to enable us to purchase sufficient crude oil produced in Papua New Guinea for the refinery to run at full capacity. If necessary, these efforts would include proposing legislation and issuing executive orders or policy directives. In addition, the government of Papua New Guinea has agreed that future agreements between Papua New Guinea and producers of oil in Papua New Guinea will contain provisions requiring such producers to sell oil produced in Papua New Guinea to local refineries to meet Papua New Guinea’s requirements for refined petroleum products. The purchase price for this oil will be the prevailing fair market price of such oil at the time of purchase.
The project agreement provides that the government of Papua New Guinea will take all actions necessary such that any refinery constructed in Papua New Guinea, including ours, will have the exclusive right to sell refined products at the import parity price prior to any imports into Papua New Guinea. In general, the import parity price is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced and sold locally in Papua New Guinea, the import parity price is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts’ price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
The project agreement provides that, until December 31, 2010, income from the refinery will not be taxed.
Transfer Agent and Registrar
Our transfer agent and registrar is Computershare Trust Company of Canada. In Papua New Guinea our transfer agent and registrar is Computershare Ltd. The registers for transfers of our common shares are maintained by Computershare Trust Company of Canada at its principal offices in Toronto, Ontario. Queries should be directed to Computershare Trust Company at 1-888-267-6555 (toll free in North America).
Forward-looking Statements
This Annual Information Form contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. All statements, other than statements of historical fact, included in or incorporated by reference in this Annual Information Form are forward-looking statements.
InterOil Corporation

Forward-looking statements include, without limitation, statements regarding our plans for expanding our business segments, business strategy, plans and objectives for future operations, future capital and other expenditures, and those statements preceded by, followed by or that otherwise include the words “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates” or similar expressions or variations on such expressions. Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause our actual results to differ materially from any results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to:
•	our lack of a substantial operating history;

•	the ability of our refinery to operate at full capacity and to operate profitability;

•	our ability to market refinery output;

•	uncertainty involving the geology of oil and gas deposits and reserve estimates;

•	the results of our exploration program and our ability to transport crude oil and natural gas to markets;

•	delays and changes in plans with respect to exploration or development projects or capital expenditures;

•	political, legal and economic risks related to Papua New Guinea;

•	our dependence on exclusive relationships with our suppliers and customers;

•	our ability to obtain necessary licenses, permits and other approvals;

•	the impact of competition;

•	the enforceability of your legal rights;

•	the volatility of prices for crude oil and refined products, and the volatility of the difference between our purchase price for oil feedstocks and the sales price of our refined products;

•	adverse weather, explosions, fires, natural disasters and other operating risks and hazards, some of which may not be insured;

•	the uncertainty of our ability to attract capital;

•	covenants in our financing and other agreements that may limit our ability to engage in business activities, raise additional financing or respond to changes in markets or competition; and

•	the risks described under the heading “Risk Factors.”
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this Annual Information Form will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” and elsewhere in this Annual Information Form. Except as may be required by applicable law, we undertake no obligation to publicly update or advise of any change in any forward-looking statement, whether as a result of new information, future events or otherwise. In making these statements, we disclaim any obligation to address or update each factor in future filings with Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission, or communications regarding our business or results, and
InterOil Corporation

we do not undertake to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. In addition, any of the matters discussed above may have affected our past results and may affect future results so that our actual results may differ materially from those expressed in this Annual Information Form and in prior or subsequent communications.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.
We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
Additional Information
Additional information, including that related to directors’ and officers’ remuneration, principal holders of our common shares and securities authorized for issuance under equity compensation plans is contained in our management information circular for our most recent annual meeting of shareholders. Additional financial information is provided in our audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2005. Our management information circular, audited financial statements, management’s discussion and analysis and additional information can be found on SEDAR at www.sedar.com and on our web site at www.interoil.com.
Copies of the information circular, financial statements, management’s discussion and analysis and any additional copies of this Annual Information Form may also be obtained by contacting Anesti Dermedgoglou, Vice President of Investor Relations at 25025 I-45 North, Suite 420, The Woodlands, TX 77380, US Phone: (281) 292-1800, Australian Phone: +61 (7) 4046-4600.
InterOil Corporation

Schedule A
FORM 51-101F3
REPORT OF MANAGEMENT AND
DIRECTORS ON OIL AND GAS DISCLOSURE
Management of InterOil Corporation (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

	(ii)	the related estimated future net revenue.
The Company does not have any reserves as defined under National Instrument 51-101.
The board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

(a)	the content and filing with securities regulatory authorities of the other oil and gas information;

(b)	the content and filing of this report.
Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

/s/ Phil E. Mulacek	/s/ Gaylen J. Byker

Phil E. Mulacek, Chairman and	Gaylen J. Byker, Director
Chief Executive Officer

/s/ Christian M. Vinson	/s/ Roger N. Grundy

Christian M. Vinson, Chief Operating	Roger N. Grundy, Director
Officer and Director

Dated: March 31, 2006